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Kathryn Mitchell
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Andrew Seaton
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andrew.seaton@santos.com

2 August 2006

Progress Report - Jeruk-3 Appraisal Well

The Jeruk-3 appraisal well is being drilled in the Sampang PSC, offshore Indonesia, approximately 1.8 km west of Jeruk-1 and 40 km south east of Surabaya.

As foreshadowed in Santos' ASX release dated 14 July 2006, a test of the bottom hole section of the well has now been completed.

The test over the interval from 4,[illegible]39m to 4,897m TVDSS flowed formation water as expected at a rate of up to 6,700 barrels per day through a 28/64 inch choke, and confirmed the previously interpreted oil/ water contact at approximately 4,760m TVDSS.

The well will now be suspended as a potential future oil producer and the rig will be released.

The Jeruk-3 appraisal well data will be integrated with other well and seismic data to assist in determining the most likely resource range and forward appraisal plan.

The participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd (operator)	40.5%
Singapore Petroleum Sampang Ltd	36.0%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10.0%

* subject to finalisation of documentation

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com